================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                               VIRBAC CORPORATION
                       (Name of Subject Company (Issuer))

                        LABOGROUP HOLDING, INC. - OFFEROR
                                 INTERLAB S.A.S
                                   VIRBAC S.A.
                               VIRBAC CORPORATION

(Name of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    927649 10
                      (CUSIP Number of Class of Securities)

            ERIC MAREE                                    WITH A COPY TO:
 CHAIRMAN OF THE MANAGEMENT BOARD                        DAVID F. FREEDMAN
            VIRBAC S.A.                                 BAKER & MCKENZIE LLP
      13 EME RUE LID - BP 27                        1114 AVENUE OF THE AMERICAS
     06511 CARROS CEDEX, FRANCE                       NEW YORK, NEW YORK 10036
        011-33-4-9208-7214                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            CALCULATION OF FILING FEE
============================================ ===================================
            TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
------------------------------------------- ------------------------------------
                 47,409,768                                 $5,073
============================================ ===================================
* Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Virbac Corporation, a Delaware corporation, other than the shares owned by Virbac S.A. and its subsidiaries, at a purchase price of $5.25 per share, net to the seller in cash, including all shares underlying outstanding options to purchase such common stock having an exercise price less than $5.25 per share. As of July 31, 2006 there were 22,644,240 shares of common stock outstanding, of which 13,613,808 shares are owned by Virbac S.A. and its subsidiaries.

** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: None
                                Filing Party: N/A
                          Form or Registration No.: N/A

                                 Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |X|  going-private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 927649

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

                  LABOGROUP HOLDING, INC.
                  84-1695468
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP             (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                            0
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                          0
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                       0
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                     0
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                              0
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [  ]
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP No. 927649

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

                  INTERLAB S.A.S
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A                   (a) [  ]
         GROUP                                                         (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                 13,613,808
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING-
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER            13,613,808
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       13,613,808
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [  ]
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        60.1%
         ROW (11)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP No. 927649

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

                  VIRBAC S.A.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP            (a) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     BK
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [  ]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                 13,613,808
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER            13,613,808
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       13,613,808
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                        [  ]
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        60.1%
         ROW (11)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

         This Tender Offer Statement, Rule 13E-3 Transaction Statement and amendment to Schedule 13D under Rule 13d-2 filed under cover of Schedule TO (this "Schedule TO") is filed by Virbac S.A., a corporation organized under the laws of France, Interlab S.A.S ("Interlab"), a French company and a wholly owned subsidiary of Virbac S.A., Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., and Virbac Corporation, a Delaware corporation (the "Company"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, other than those Shares already owned by Purchaser, Virbac S.A. and their subsidiaries, at $5.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1     SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE OFFER," is incorporated herein by reference.

ITEM 2     SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "INTRODUCTION," and "THE TENDER OFFER -- Section
7. Certain Information Concerning the Company," is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET" and "INTRODUCTION," is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section
II. Background of the Offer" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends," is incorporated herein by reference.

         (d)-(f) See Item 13.

ITEM 3     IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "THE TENDER OFFER -- Section 8. Certain Information Concerning Virbac S.A., Interlab S.A.S. and Purchaser" and "SCHEDULE I --Directors, Executive Officers and Controlling Persons of Virbac S.A., Interlab S.A.S. and Purchaser," is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER," "THE TENDER OFFER -- Section
8. Certain Information Concerning Virbac S.A., Interlab S.A.S. and Purchaser" and "SCHEDULE I --Directors, Executive Officers and Controlling Persons of Virbac S.A., Interlab S.A.S. and Purchaser," is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

ITEM 4     TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "THE TENDER OFFER -- Section 1. Terms of the Offer," "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER -- Section 3. Procedure for Accepting the Offer and Tendering Shares," "THE TENDER OFFER --
Section 4. Withdrawal Rights," and "THE TENDER OFFER -- Section 5. Certain United States Federal Income Tax Consequences," is incorporated herein by reference.

         (b) Not applicable.

         (c)-(f)  See Item 13

ITEM 5     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS -- Section VII. Related Party Transactions," and "SPECIAL FACTORS -- Section VIII. Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS -- Section II. Background of the Offer," and "SPECIAL FACTORS -- Section VII. Related Party Transactions," is incorporated herein by reference.

         (c) See Item 13.

         (d) Not applicable.

         (e) See Item 13.

ITEM 6     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) and (c)(1) through (7) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS -- Section II. Background of the Offer," "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," "SPECIAL FACTORS -- Section VI. Conduct of the

Company's Business if the Offer is not Completed," and "THE TENDER OFFER --
Section 11. Certain Effects of the Offer," is incorporated herein by reference.

         (b) and (c)(8) See Item 13.

         (d) Not applicable.

ITEM 7     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "INTRODUCTION," and "THE TENDER OFFER -- Section 9. Source and Amount of Funds," is incorporated herein by reference.

         (c) See Item 13.

ITEM 8     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS -- Section IX. Interests of Certain Parties in the Offer and the Merger," "THE TENDER OFFER -- Section 8. Certain Information Concerning Virbac S.A., Interlab S.A.S. and Purchaser," is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section VIII. Transactions and Arrangements Concerning the Shares" and "SCHEDULE II - Purchase of Shares by Virbac S.A. and Interlab S.A.S. during the Last Two Years," is incorporated herein by reference.

ITEM 9     PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase under the heading, "THE TENDER OFFER -- Section 15. Fees and Expenses," is incorporated herein by reference.

         (b) See Item 13.

ITEM 10.    FINANCIAL STATEMENTS.

         (a) and (c) The information set forth in the Offer to Purchase under the heading, "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," is incorporated herein by reference. The financial data and financial statements included in Item 6 and Item 8, respectively, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the financial statements and other financial information included in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, are hereby incorporated by reference. Pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of the Parent and Purchaser are not material to the Offer.

         (b) Pro forma financial information showing the pro forma effects of the Offer on the Company are not material to the Offer. Pursuant to Instruction 5 to Item 10 of Schedule TO, pro forma financial information showing the effects of the Offer on Parent and Purchaser are not required.

ITEM 11     ADDITIONAL INFORMATION.

         (a)(1) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS -- Section VII. Related Party Transactions," is incorporated herein by reference.

         (a)(2) through (4) The information set forth in the Offer to Purchase under the headings, "THE TENDER OFFER -- Section 11. Certain Effects of the Offer," and "THE TENDER OFFER -- Section 14. Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

         (a)(5) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER" and "THE TENDER OFFER --
Section 14. Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

         (b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)         Offer to Purchase, dated August 18, 2006.

(a)(1)(B)         Form of Letter of Transmittal.

(a)(1)(C)         Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Form of Memorandum to Holders of Eligible Options to Purchase Virbac Corporation Common Stock.

(a)(1)(G) Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(a)(1)(H) Instructions for Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(a)(1)(I) Form of Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(1)(J) Summary Advertisement published in The Wall Street Journal on August 18, 2006.

(a)(5)(A) Letter, dated December 12, 2005, from Virbac S.A. to the Board of Directors of Virbac Corporation (Incorporated by reference to Exhibit 4 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S. with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(B) Press Release issued by Virbac S.A. on December 13, 2005 (Incorporated by reference to Exhibit 5 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(C) Letter dated March 2, 2006 from Virbac S.A. to the independent directors of Virbac Corporation (Incorporated by reference to Exhibit 6 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(D) Letter dated July 10, 2006 from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (Incorporated by reference to Exhibit 7 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(E) English translation of Press Release issued by Virbac S.A. on July 11, 2006 (Incorporated by reference to Exhibit 8 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(F) English translation of Press Release issued by Virbac S.A. on August 8, 2006 (Incorporated by reference to Exhibit 9 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 9, 2006, also constituting Amendment No. 4 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(G) Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 10, 2006 (Incorporated by reference to
                  Exhibit 10 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 11, 2006, also constituting Amendment No. 5 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(H) Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 18, 2006 announcing commencement of the Offer.

(b) English translation of Credit Agreement for (euro)100,000,000, dated December 23, 2003, by and between Virbac S.A., BNP Paribas and Credit Agricole Indosuez.

(c)(1)            See Item 13.

(d)(1) Tender Offer and Merger Agreement dated August 10, 2006 by and among Virbac S.A., Interlab S.A.S, Labogroup Holding, Inc. and Virbac Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 11, 2006).

(d)(2) Agreement and Plan of Merger, dated October 16, 1998, by and among Agri-Nutrition Group Limited, Virbac S.A., and Virbac, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K, dated October 16, 1998, filed November 17,
                  1998).

(d)(3) Secured Subordinated Promissory Note for $3,000,000 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 9, 2004.

                  (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
                  2003).

(d)(4) Secured Subordinated Promissory Note for $4,000,000 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 29, 2004 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(5) First Amendment to Secured Subordinated Promissory Note Dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 24, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(6) First Amendment to Secured Subordinated Promissory Note Dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 24, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(7) Acknowledgment of Extended Maturity Date by Virbac S.A., dated June 3, 2004 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(8) Acknowledgment of 2005 Extended Maturity Date by Virbac S.A., dated February 8, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(9) Second Amendment to Secured Subordinated Promissory Note Dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated August 2, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(10) Second Amendment to Secured Subordinated Promissory Note Dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated August 2, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(11) Amendment to Subordination Agreement as of April 9, 2004, by and between Virbac, S.A., a business organized under the laws of the Republic of France and First Bank, dated August 22, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(12) Waiver of 2001 and 2002 Financial Covenant Defaults and Amendment to Forbearance Agreement Dated as of April 9, 2004 to Amend Delivery of Audited Financial Statements by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 15, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
                  2003).

(d)(13) Third Amendment to Secured Subordinated Promissory Note Dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 7, 2006 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(14) Third Amendment to Secured Subordinated Promissory Note Dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 7, 2006 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

(f)               See Item 13.

(g)               None.

(h)               None.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E - 3.

Item 2. Subject Company Information.

         (d) The information set forth in the Offer to Purchase under the heading, "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends," is incorporated herein by reference.

         (e) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS --Section VIII. Transactions and Arrangements concerning the Shares," is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS -- Section VIII. Transactions and Arrangements concerning the Shares," and "SCHEDULE II - Purchase of Shares by Virbac S.A.
and Interlab S.A.S. during the Last Two Years," is incorporated herein by reference.

Item 4. Terms of Transaction.

         (c)      None

         (d) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER," "THE TENDER OFFER -- Section
10. Appraisal Rights," and "SCHEDULE III -- Section 262 of the General Corporation Law of the State of Delaware relating to the Rights of Dissenting Shareholders," is incorporated herein by reference.

         (e) The information set forth in the Offer to Purchase under the heading, "THE TENDER OFFER - Section 15. Fees and Expenses," is incorporated herein by reference.

         (f)      Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (c) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," is incorporated herein by reference.

         (e) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section I. Background of Virbac S.A.'s Investment in the Company," "SPECIAL FACTORS - Section VIII, Transactions and Arrangements concerning the Shares," "SPECIAL FACTORS -- Section IX. Interests of Certain Parties in the Offer and the Merger," and "SCHEDULE II - Purchase of Shares by Virbac S.A. Interlab S.A.S. during the Last Two Years," is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS - Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (c)(8) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section
III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," and "THE TENDER OFFER -- Section 11. Certain Effects of the Offer," is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

         (a) The information set forth in the Offer to Purchase under the headings, "QUESTIONS AND ANSWERS ABOUT THE OFFER," "SPECIAL FACTORS -- Section
II. Background of the Offer," and "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase under the headings, "SPECIAL FACTORS -- Section II. Background of the Offer," and "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (d) The information set forth in the Offer to Purchase under the headings, "THE TENDER OFFER -- Section 5. Certain United States Federal Income Tax Consequences," "THE TENDER OFFER -- Section 10. Appraisal Rights," and "THE TENDER OFFER -- Section 11. Certain Effects of the Offer," is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a) through (f) The information set forth in the Offer to Purchase under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE OFFER," "INTRODUCTION," "SPECIAL FACTORS -- Section II. Background of the Offer," "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Section V. Reports, Opinions and Appraisals/Company Projections," and "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," is incorporated herein by reference.

Item 9. Reports, Opinion, Appraisals and Negotiations.

         (a) through (c) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS --Section V. Reports, Opinions and Appraisals/Company Projections," is incorporated herein by reference.

Item 10. Source and Amount of Fund or Other Consideration.

         (c) The information set forth in the Offer to Purchase under the heading, "THE TENDER OFFER -- Section 15. Fees and Expenses," is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

         (d) and (e) The information set forth in the Offer to Purchase under the heading, "SPECIAL FACTORS -- SECTION IX. Interests of Certain Parties in the Offer and the Merger," is incorporated herein by reference.

Item 14. Persons/ Assets Retained, Employed, Compensated or Used.

         (b)      Not applicable.

Item 16. Exhibits.

         (c) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Company and to the Board of Directors of the Company, dated August 7, 2006 filed herewith as Exhibit (c).

         (f) Section 262 of the Delaware General Corporation Law, included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2006

                                  LABOGROUP HOLDING, INC.

                                  By:  /s/ Eric Maree
                                       ------------------------------
                                  Name:  Eric Maree
                                  Title: President


                                  INTERLAB S.A.S.

                                  By:  /s/ Eric Maree
                                       ------------------------------
                                  Name:  Eric Maree
                                  Title: Chief Executive Officer


                                  VIRBAC S.A.

                                  By: /s/ Eric Maree
                                      -------------------------------
                                  Name:  Eric Maree
                                  Title: Chairman of the Management
                                          Board

                                  VIRBAC CORPORATION

                                  By: /s/ Erik Martinez
                                      -------------------------------
                                  Name:  Erik Martinez
                                  Title: President and Chief
                                          Executive Officer

                                  EXHIBIT INDEX

(a)(1)(A)         Offer to Purchase, dated August 18, 2006.

(a)(1)(B)         Form of Letter of Transmittal.

(a)(1)(C)         Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Form of Memorandum to Holders of Eligible Options to Purchase Virbac Corporation Common Stock.

(a)(1)(G) Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(a)(1)(H) Instructions for Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(a)(1)(I) Form of Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(1)(J) Summary Advertisement published in The Wall Street Journal on August 18, 2006.

(a)(5)(A) Letter, dated December 12, 2005, from Virbac S.A. to the Board of Directors of Virbac Corporation (Incorporated by reference to Exhibit 4 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S. with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(B) Press Release issued by Virbac S.A. on December 13, 2005 (Incorporated by reference to Exhibit 5 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(C) Letter dated March 2, 2006 from Virbac S.A. to the independent directors of Virbac Corporation (Incorporated by reference to Exhibit 6 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(D) Letter dated July 10, 2006 from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (Incorporated by reference to Exhibit 7 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(E) English translation of Press Release issued by Virbac S.A. on July 11, 2006 (Incorporated by reference to Exhibit 8 to the pre-commencement Schedule TO filed by Virbac S.A.

                  and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(F) English translation of Press Release issued by Virbac S.A. on August 8, 2006 (Incorporated by reference to Exhibit 9 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 9, 2006, also constituting Amendment No. 4 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(G) Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 10, 2006 (Incorporated by reference to
                  Exhibit 10 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 11, 2006, also constituting Amendment No. 5 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(H) Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 18, 2006 announcing commencement of the Offer.

(b) English translation of Credit Agreement for (euro)100,000,000, dated December 23, 2003, by and between Virbac S.A., BNP Paribas and Credit Agricole Indosuez.

(c)(1) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Company and the Board of Directors of the Company, dated August 7, 2006.

(d)(1) Tender Offer and Merger Agreement dated August 10, 2006 by and among Virbac S.A., Interlab S.A.S, Labogroup Holding, Inc. and Virbac Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 11, 2006).

(d)(2) Agreement and Plan of Merger, dated October 16, 1998, by and among Agri-Nutrition Group Limited, Virbac S.A., and Virbac, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K, dated October 16, 1998, filed November 17,
                  1998).

(d)(3) Secured Subordinated Promissory Note for $3,000,000 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 9, 2004 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(4) Secured Subordinated Promissory Note for $4,000,000 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 29, 2004 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(5) First Amendment to Secured Subordinated Promissory Note dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 24, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(6) First Amendment to Secured Subordinated Promissory Note dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 24, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(7) Acknowledgment of Extended Maturity date by Virbac S.A., dated June 3, 2004 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(8) Acknowledgment of 2005 Extended Maturity date by Virbac S.A., dated February 8, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(d)(9) Second Amendment to Secured Subordinated Promissory Note dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated August 2, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(10) Second Amendment to Secured Subordinated Promissory Note dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated August 2, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(11) Amendment to Subordination Agreement dated as of April 9, 2004, by and between Virbac, S.A., a business organized under the laws of the Republic of France and First Bank, dated August 22, 2005 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
                  2004).

(d)(12) Waiver of 2001 and 2002 Financial Covenant Defaults and Amendment to Forbearance Agreement dated as of April 9, 2004 to Amend Delivery of Audited Financial Statements by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated April 15, 2005 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
                  2003).

(d)(13) Third Amendment to Secured Subordinated Promissory Note dated as of April 9, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 7, 2006 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(14) Third Amendment to Secured Subordinated Promissory Note dated as of April 29, 2004 by and among Virbac Corporation, PM Resources, Inc., St. JON Laboratories, Inc., Francodex Laboratories, Inc., Virbac AH, Inc., Delmarva Laboratories, Inc., and Virbac, S.A., dated March 7, 2006 (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

(f) Section 262 of the Delaware General Corporation Law, included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).

(g)               None.

(h)               None.